SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 2 to
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ONSITE ENERGY CORPORATION

                                (Name of Issuer)

                 Class A Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  68284P 10 8
                                 (CUSIP Number)

                                 Rita A. Sharpe
                                    President
                              Westar Capital, Inc.
                               818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                               Richard D. Terrill
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6322


                                  August 3, 1998
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

































                                     Page 1 of 4


                               Amendment No. 2 to
                                  SCHEDULE 13D


CUSIP NO.  68284P 10
----------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Westar Capital, Inc.                                 48-1092416

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A) |_|
                                                                  (B) |X|

  3    SEC USE ONLY


  4    SOURCE OF FUNDS

       WC, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Kansas

                    7    SOLE VOTING POWER

                         0
    NUMBER OF
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            6,590,900
       EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              0

                   10    SHARED DISPOSITIVE POWER

                         6,590,900

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         6,590,900

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         33.46%

  14   TYPE OF REPORTING PERSON

               CO



















                                     Page 2 of 4
                               Amendment No. 2 to
                                  SCHEDULE 13D


CUSIP NO.  68284P 10
----------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Western Resources, Inc.                         48-0290150

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (A) |_|
                                                            (B) |X|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

       WC, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Kansas

                    7     SOLE VOTING POWER

                          0
    NUMBER OF
      SHARES        8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             6,590,900
       EACH
    REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON
       WITH               0

                   10     SHARED DISPOSITIVE POWER

                          6,590,900

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          6,590,900

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        33.46%

  14   TYPE OF REPORTING PERSON

               CO






















                                     Page 3 of 4
Item 1.    Security and Issuer.

This Statement on Schedule 13D ("Statement") relates to the Class A Common Stock, par value $.001 per share ("Common Stock"), of Onsite Energy Corporation ("Company"). The principal executive offices of the Company are at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 200,000 shares of Series C Convertible Preferred Stock acquired from the Issuer since the filing of Amendment No. 1 to the Statement was $1,000,000. Such shares were acquired with general capital funds of the Reporting Person. 5,075 shares of Series C Preferred Stock were received by the Reporting Person from the Company as a dividend.

Item 4.    Purpose of Transaction.

On July 31, 1998 the Reporting Person acquired at the election of the Company, in accordance with the Plan and Agreement of Reorganization, dated as of October 28, 1997, by and between Westar Energy, Inc., Westar Business Services, Inc. and the Company, 200,000 shares of Series C Preferred Stock. The Series C Preferred Stock is convertible into Shares on a five-for-one basis at the election of the Reporting Person. Preferred Shares in the amount of 5,075 were received by the Reporting Person from the Company in the form of a stock dividend.

Item 5.    Interest in Securities of the Issuer.

To the best knowledge and belief of the Reporting Person, there were 20,234,640 shares of Common Stock outstanding as of July 31, 1998. As a result of the acquisition of 200,000 shares of Series C Convertible Preferred Stock on July 31, 1998, and receipt by way of dividend of 5,075 shares of Series C Convertible Preferred Stock since April 10, 1998, the Reporting Person beneficially owns 6,590,900 shares of Common Stock, constituting 33.46% of the Company's total outstanding Common Stock, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), has the shared power to vote or direct the vote of 6,590,900 shares of Common Stock, and has shared power to dispose of 6,590,900 shares of Common Stock.

Except as set forth in this Statement, neither the Reporting Person, WRI nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Person or WRI beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7.    Material to Be Filed as Exhibits.

No material change.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 WESTAR CAPITAL, INC.


                                                 By: /s/ Rita A. Sharpe
                                                     Rita A. Sharpe
                                                     President


 Dated: August 3, 1998





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